Date: October 12, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re: Purthanol Resources Limited

Amendment No. 4 to Registration Statement on Form 10-12G

Filed September 12, 2022

File No. 000-33271

In response to your letter dated September 20, 2022, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Purthanol Resources Ltd. (the “Company”). Amendment No. 5 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 20, 2022 letter in italicized text immediately before our response.

General

1.	Your registration statement automatically became effective 60 days after its initial filing pursuant to Section 12(g)(1). As you are now subject to the reporting requirements of the Exchange Act of 1934, please tell us when you plan to file your Forms 10-Q.

Response: On January 12, 2022, the Company requested withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) had not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review. The Company intends to file its Forms 10-Q upon completion of the Staff’s review.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 16

2.	Please provide an Exhibit 16 letter as required by Item 601 of Regulation S-K regarding the resignation of TAAD, LLP.

Response: An Exhibit 16 letter regarding the resignation of TAAD, LLP has been provided.

Note 7 - Restatement, page F-9

3.	Please revise to describe the errors identified and the effects of their correction on each financial statement line item on the Statement of Shareholders' Equity (Deficit) and

Statement of Cash Flows. Refer to ASC 250-10-50-7.

Response: The Company has revised Note 7 to describe the errors identified and the effects of their correction on each financial statement line item on the Statement of Shareholders' Equity (Deficit) and Statement of Cash Flows.

Sincerely,

/s/ Leo Stella

President